File No. 812- [   ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

PCM FUND, INC.

PIMCO CORPORATE & INCOME OPPORTUNITY FUND

PIMCO CORPORATE & INCOME STRATEGY FUND

PIMCO DYNAMIC INCOME FUND

PIMCO DYNAMIC INCOME OPPORTUNITIES FUND

PIMCO DYNAMIC INCOME STRATEGY FUND

PIMCO GLOBAL STOCKSPLUS® & INCOME FUND

PIMCO HIGH INCOME FUND

PIMCO INCOME STRATEGY FUND

PIMCO INCOME STRATEGY FUND II

PIMCO STRATEGIC INCOME FUND, INC.

PIMCO ACCESS INCOME FUND

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

PIMCO MUNICIPAL INCOME FUND II

PIMCO NEW YORK MUNICIPAL INCOME FUND II

PIMCO FLEXIBLE CREDIT INCOME FUND

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

PIMCO CAPITAL SOLUTIONS BDC CORP.

LVS IV HOLDING LP

LVS IV HOLDING SP LP

OC III HOLDING LP

PIMCO ABSOLUTE RETURN STRATEGY 3D OFFSHORE FUND LTD.

PIMCO ABSOLUTE RETURN STRATEGY 3E MASTER FUND LDC

PIMCO ABSOLUTE RETURN STRATEGY V MASTER FUND LDC

PIMCO REAL ESTATE OPPORTUNITIES FUND, L.P.

PIMCO BRAVO FUND III, L.P.

PIMCO BRAVO FUND IV, L.P.

PIMCO BRAVO FUND IV LUX SCSP

PIMCO COMMERCIAL REAL ESTATE DEBT FUND II, L.P.

PIMCO CORPORATE OPPORTUNITIES FUND III, L.P.

PIMCO GLOBAL CROSS-ASSET OPPORTUNITIES MASTER FUND LDC

PIMCO PRIVATE INCOME FUND LP

PIMCO RESIDENTIAL OPPORTUNITIES FUND, L.P.

PIMCO TACTICAL OPPORTUNITIES MASTER FUND LTD.

PIMCO ABSOLUTE RETURN STRATEGY IV MASTER FUND LDC

PIMCO ABSOLUTE RETURN STRATEGY IV IDF LLC

PIMCO ABSOLUTE RETURN STRATEGY IV EFUND

PIMCO HORSESHOE FUND, LP

PIMCO COMMERCIAL REAL ESTATE DEBT FUND, L.P.

LVS III HOLDING LP

PIMCO CORPORATE OPPORTUNITIES FUND IV, L.P.

PIMCO RED STICK FUND, L.P.

PIMCO DISTRESSED SENIOR CREDIT OPPORTUNITIES FUND II, L.P.

PHFS RESIDENTIAL OPPORTUNITIES OFFSHORE FUND, L.P.

PIMCO PRIVATE DIVERSIFIED LENDING FUND PRIVATE SLEEVE LP

PIMCO PRIVATE DIVERSIFIED LENDING FUND LTD

PIMCO DISCO CONTINGENT CAPITAL FUND SERIES II LP

DCCF SPV 1 SERIES 1 LP

DCCF SPV 1 CAYMAN SERIES 1 LTD

PIMCO SPECIALTY FINANCE INCOME FUND, L.P.

SFI OFFSHORE 1 LTD

PIMCO ELYSIAN PARK FUND, L.P.

PDLF-PS OFFSHORE I LTD

PAF LUX SCA, SICAV – RAIF

PIMCO EUROPEAN DATA CENTRE OPPORTUNITY FUND, SCSP

PIMCO EUROPEAN DATA CENTRE OPPORTUNITY FUND CO-INVESTMENT VEHICLE, SCSP

AZ DEBT INVESTMENT FUND PIMCO COMMERCIAL REAL ESTATE LENDING FUND

ALLIANZ PCREL US DEBT S.A.

PIMCO PRIVATE MORTGAGE OPPORTUNITIES FEEDER ONSHORE, L.P.

PIMCO PRIVATE MORTGAGE OPPORTUNITIES FEEDER OFFSHORE, L.P.

PCH FUND LP

PIMCO COMMODITY ALPHA MASTER FUND LTD.

PIMCO COMMERCIAL REAL ESTATE LENDING EUROPE FUND SCSP

PIMCO PRIVATE CORPORATE LENDING FUND, SCSP

PIMCO CORPORATE OPPORTUNITIES FUND IV LUX, SCSP

PIMCO MORTGAGE INVESTMENT TRUST, INC.

PMIT OPERATING LP

PIMCO SPECIALTY FINANCE INCOME FUND CE, L.P.

PIMCO ARCULUS MASTER FUND, L.P.

DCSV NORDIC REAL ESTATE DEBT CAPITAL - COMPARTMENT

REAL ESTATE CREDIT SOLUTIONS FUND LP

PIMCO MULTI-ASSET CREDIT MASTER FUND LP

PIMCO TDF, LP

PIMCO PRIVATE INCOME FUND CORE MASTER FUND, L.P.

PIMCO TRENDS MANAGED FUTURES INSTITUTIONAL MASTER FUND, L.P.

PIMCO REAL ESTATE SPECIAL SITUATIONS TRUST

PTACS - AFFORDABLE HOUSING FUND I, L.P.

PIMCO AVIATION INCOME PARTNERS II, L.P.

PIMCO CAPITAL SOLUTIONS CE, L.P.

PIMCO BRERA FUND, L.P.

PIMCO FIRECREST OPPORTUNITIES FUND, LP

PIMCO ASSET BASED FINANCE INVESTMENT, L.P.

CN INVESTMENT FUND 1983 LP

PIMCO EMD ALPHA FUND LP

CO LOAN COMPANY LLC

SPECFIN LOAN COMPANY LLC

PIMCO EMPLOYEE BALBOA BAY FUND L.P.

PIMCO AVIATION CO-INVEST VEHICLE, L.P.

DAMSON CO-INVEST, L.P.

MILAN CO-INVEST, L.P.

PIMCO CREDIT S.C.A. SICAV – DIVERSIFIED PRIVATE CREDIT

PIMCO BLUE POINT FUND, LP

PIMCO PRIVATE CORPORATE LENDING MASTER FUND, L.P.

MARKET GARDEN AGGREGATOR I, L.P.

MARKET GARDEN AGGREGATOR II LP

MADAKET HOLDCO LP

PIMCO FIXED INCOME DIVERSIFIED ALPHA FUND LP

PIMCO FOUR LEAF LP

PHFS SERIES SPC - PIMCO VOLATILITY ABSOLUTE RETURN FUND SP

PIMCO ASSET-BASED LENDING COMPANY LLC

PIMCO INVESTMENTS LLC

PIMCO ERAWAN FUND, L.P.

PIMCO COMMERCIAL REAL ESTATE DEBT FUND III, L.P.

BRONCO INVESTMENT VEHICLE, L.P.

PIMCO MULTI-SECTOR CREDIT FUND LTD.

PICO FUND LP

PIMCO CLO OPPORTUNITIES FUND II, L.P.

PHFS SERIES SPC – PHFS XII SP

PIMCO PRICKLY PEAR FUND, LP

AND

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

650 Newport Center Drive

Newport Beach, CA 92660

(949) 720-6000

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT

COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Sung-Hee Suh, Esq.

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (949) 720-6134

Ryan G. Leshaw, Esq.

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (949) 720-6980

Copies to:

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

david.sullivan@ropesgray.com

michael.doherty@ropesgray.com

November 25, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF
PCM FUND, INC.
PIMCO CORPORATE & INCOME
OPPORTUNITY FUND
PIMCO CORPORATE & INCOME
STRATEGY FUND
PIMCO DYNAMIC INCOME FUND	:
PIMCO DYNAMIC INCOME	:
OPPORTUNITIES FUND	:
PIMCO DYNAMIC INCOME STRATEGY
FUND
PIMCO GLOBAL STOCKSPLUS® & INCOME	:	APPLICATION FOR AN ORDER
FUND	:	PURSUANT TO SECTIONS 17(d) AND 57(i)
PIMCO HIGH INCOME FUND	:	OF THE INVESTMENT COMPANY ACT
PIMCO INCOME STRATEGY FUND	:	OF 1940 AND RULE 17d-1 UNDER THE
PIMCO INCOME STRATEGY FUND II	:	INVESTMENT COMPANY ACT OF 1940
PIMCO STRATEGIC INCOME FUND, INC.	:	PERMITTING CERTAIN JOINT
PIMCO ACCESS INCOME FUND	:	TRANSACTIONS OTHERWISE
PIMCO CALIFORNIA MUNICIPAL INCOME	:	PROHIBITED BY SECTIONS 17(d) AND
FUND	:	57(a)(4) OF AND RULE 17d-1 UNDER THE
PIMCO MUNICIPAL INCOME FUND II	:	INVESTMENT COMPANY ACT OF 1940
PIMCO NEW YORK MUNICIPAL INCOME	:
FUND II	:
PIMCO FLEXIBLE CREDIT INCOME FUND	:
PIMCO FLEXIBLE MUNICIPAL INCOME	:
FUND	:
PIMCO FLEXIBLE EMERGING MARKETS
INCOME FUND
PIMCO FLEXIBLE REAL ESTATE INCOME
FUND
PIMCO CALIFORNIA FLEXIBLE
MUNICIPAL INCOME FUND

PIMCO CAPITAL SOLUTIONS BDC CORP.
LVS IV HOLDING LP
LVS IV HOLDING SP LP
OC III HOLDING LP
PIMCO ABSOLUTE RETURN STRATEGY 3D
OFFSHORE FUND LTD.
PIMCO ABSOLUTE RETURN STRATEGY 3E
MASTER FUND LDC
PIMCO ABSOLUTE RETURN STRATEGY V
MASTER FUND LDC
PIMCO REAL ESTATE OPPORTUNITIES
FUND, L.P.
PIMCO BRAVO FUND III, L.P.
PIMCO BRAVO FUND IV, L.P.
PIMCO BRAVO FUND IV LUX SCSP
PIMCO COMMERCIAL REAL ESTATE DEBT
FUND II, L.P.
PIMCO CORPORATE OPPORTUNITIES
FUND III, L.P.
PIMCO GLOBAL CROSS-ASSET
OPPORTUNITIES MASTER FUND LDC
PIMCO PRIVATE INCOME FUND LP
PIMCO RESIDENTIAL OPPORTUNITIES
FUND, L.P.
PIMCO TACTICAL OPPORTUNITIES
MASTER FUND LTD.
PIMCO ABSOLUTE RETURN STRATEGY IV
MASTER FUND LDC
PIMCO ABSOLUTE RETURN STRATEGY IV
IDF LLC
PIMCO ABSOLUTE RETURN STRATEGY IV
EFUND
PIMCO HORSESHOE FUND, LP
PIMCO COMMERCIAL REAL ESTATE DEBT
FUND, L.P.
LVS III HOLDING LP
PIMCO CORPORATE OPPORTUNITIES
FUND IV, L.P.
PIMCO RED STICK FUND, L.P.
PIMCO DISTRESSED SENIOR CREDIT
OPPORTUNITIES FUND II, L.P.
PHFS RESIDENTIAL OPPORTUNITIES
OFFSHORE FUND, L.P.
PIMCO PRIVATE DIVERSIFIED LENDING
FUND PRIVATE SLEEVE LP
PIMCO PRIVATE DIVERSIFIED LENDING
FUND LTD
PIMCO DISCO CONTINGENT CAPITAL
FUND SERIES II LP
DCCF SPV 1 SERIES 1 LP
DCCF SPV 1 CAYMAN SERIES 1 LTD

PIMCO SPECIALTY FINANCE INCOME
FUND, L.P.
SFI OFFSHORE 1 LTD
PIMCO ELYSIAN PARK FUND, L.P.
PDLF-PS OFFSHORE I LTD
PAF LUX SCA, SICAV – RAIF
PIMCO EUROPEAN DATA CENTRE
OPPORTUNITY FUND, SCSP
PIMCO EUROPEAN DATA CENTRE
OPPORTUNITY FUND CO-INVESTMENT
VEHICLE, SCSP
AZ DEBT INVESTMENT FUND PIMCO
COMMERCIAL REAL ESTATE LENDING
FUND
ALLIANZ PCREL US DEBT S.A.
PIMCO PRIVATE MORTGAGE
OPPORTUNITIES FEEDER ONSHORE, L.P.
PIMCO PRIVATE MORTGAGE
OPPORTUNITIES FEEDER OFFSHORE, L.P.
PCH FUND LP
PIMCO COMMODITY ALPHA MASTER
FUND LTD.
PIMCO COMMERCIAL REAL ESTATE
LENDING EUROPE FUND SCSP
PIMCO PRIVATE CORPORATE LENDING
FUND, SCSP
PIMCO CORPORATE OPPORTUNITIES
FUND IV LUX, SCSP
PIMCO MORTGAGE INVESTMENT TRUST,
INC.
PMIT OPERATING LP
PIMCO SPECIALTY FINANCE INCOME
FUND CE, L.P.
PIMCO ARCULUS MASTER FUND, L.P.
DCSV NORDIC REAL ESTATE DEBT
CAPITAL - COMPARTMENT
REAL ESTATE CREDIT SOLUTIONS FUND
LP
PIMCO MULTI-ASSET CREDIT MASTER
FUND LP
PIMCO TDF, LP
PIMCO PRIVATE INCOME FUND CORE
MASTER FUND, L.P.
PIMCO TRENDS MANAGED FUTURES
INSTITUTIONAL MASTER FUND, L.P.
PIMCO REAL ESTATE SPECIAL
SITUATIONS TRUST
PTACS - AFFORDABLE HOUSING FUND I,
L.P.
PIMCO AVIATION INCOME PARTNERS II,
L.P.

PIMCO CAPITAL SOLUTIONS CE, L.P.
PIMCO BRERA FUND, L.P.
PIMCO FIRECREST OPPORTUNITIES FUND,
LP
PIMCO ASSET BASED FINANCE
INVESTMENT, L.P.
CN INVESTMENT FUND 1983 LP
PIMCO EMD ALPHA FUND LP
CO LOAN COMPANY LLC
SPECFIN LOAN COMPANY LLC
PIMCO EMPLOYEE BALBOA BAY FUND
L.P.
PIMCO AVIATION CO-INVEST VEHICLE,
L.P.
DAMSON CO-INVEST, L.P.
MILAN CO-INVEST, L.P.
PIMCO CREDIT S.C.A. SICAV –
DIVERSIFIED PRIVATE CREDIT
PIMCO BLUE POINT FUND, LP
PIMCO PRIVATE CORPORATE LENDING
MASTER FUND, L.P.
MARKET GARDEN AGGREGATOR I, L.P.
MARKET GARDEN AGGREGATOR II LP
MADAKET HOLDCO LP
PIMCO FIXED INCOME DIVERSIFIED
ALPHA FUND LP
PIMCO FOUR LEAF LP
PHFS SERIES SPC - PIMCO VOLATILITY
ABSOLUTE RETURN FUND SP
PIMCO ASSET-BASED LENDING COMPANY
LLC
PIMCO INVESTMENTS LLC
PIMCO ERAWAN FUND, L.P.
PIMCO COMMERCIAL REAL ESTATE DEBT
FUND III, L.P.
BRONCO INVESTMENT VEHICLE, L.P.
PIMCO MULTI-SECTOR CREDIT FUND LTD.
PICO FUND LP
PIMCO CLO OPPORTUNITIES FUND II, L.P.
PHFS SERIES SPC – PHFS XII SP
PIMCO PRICKLY PEAR FUND, LP
PACIFIC INVESTMENT MANAGEMENT
COMPANY LLC

650 Newport Center Drive

Newport Beach, CA 92660

File No. 812- [   ]

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 17, 2023 (the “Prior Order”)2 that was granted pursuant to Sections 17(d) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	The following funds, each of which is a closed-end management investment company registered under the 1940 Act (the “Closed-End Funds”);

○	PCM Fund, Inc. (“PCM”);
○	PIMCO Corporate & Income Opportunity Fund (“PTY”);
○	PIMCO Corporate & Income Strategy Fund (“PCN”);
○	PIMCO Dynamic Income Fund (“PDI”);
○	PIMCO Dynamic Income Opportunities Fund (“PDO”);
○	PIMCO Dynamic Income Strategy Fund (“PDX”);
○	PIMCO Global StocksPLUS® & Income Fund (“PGP”);
○	PIMCO High Income Fund (“PHK”);
○	PIMCO Income Strategy Fund (“PFL”);
○	PIMCO Income Strategy Fund II (“PFN”);
○	PIMCO Strategic Income Fund, Inc. (“RCS”);
○	PIMCO Access Income Fund (“PAXS”);
○	PIMCO California Municipal Income Fund (“PCQ”);
○	PIMCO Municipal Income Fund II (“PML”);
○	PIMCO New York Municipal Income Fund II (“PNI”);

•

The following funds, each of which is a closed-end management investment company registered under the 1940 Act and is operated as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act (the “Interval Funds” and, together with the Closed-End Funds, the “Funds”);

○	PIMCO Flexible Credit Income Fund (“PFLEX”);
○	PIMCO Flexible Municipal Income Fund (“PMFLX”);
○	PIMCO Flexible Emerging Markets Income Fund (“EMFLX”);
○	PIMCO Flexible Real Estate Income Fund (“REFLX”);
○	PIMCO California Flexible Municipal Income Fund (“CAFLX”);

•

PIMCO Capital Solutions BDC Corp., a closed-end management investment company that has elected to be regulated as a business development company (the “BDC” and, together with the Funds, the “Existing Regulated Funds”);

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 PCM Fund, Inc., et al (File No. 812-15248), Inv. Co. Act Release No. 34779 (December 19, 2022) (notice) and Inv. Co. Act Release No. 34808 (January 17, 2023) (order).

•

PIMCO Asset-Based Lending Company LLC, a lending platform that intends to conduct its operations so that it does not fall within, or is excluded from, the definition of an “investment company” under the 1940 Act (“PALCO”);

•

The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);

•	PIMCO Investments LLC (the “Distributor”), a wholly owned subsidiary of PIMCO that is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended; and

•

Pacific Investment Management Company LLC, the investment adviser to the Funds, the BDC, PALCO and each Existing Affiliated Fund (“PIMCO” and, together with the Funds, the BDC, PALCO, the Existing Affiliated Funds and the Distributor, the “Applicants”).[3]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or

3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

4 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7 “Adviser” means PIMCO and any other investment adviser controlling, controlled by, or under common control with PIMCO. The term “Adviser” also includes any internally-managed Regulated Fund.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Funds

Each Closed-End Fund, except for PCM and RCS, was organized as a Massachusetts business trust. PCM and RCS were organized as Maryland corporations. Each Closed-End Fund is a closed-end management investment company registered under the 1940 Act. Each Closed-End Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). PCM’s primary investment objective is to achieve high current income, with capital gain from the disposition of investments as a secondary objective. PTY’s investment objective is to seek maximum total return through a combination of current income and capital appreciation. PCN’s primary investment objective is to seek high current income, with capital preservation and appreciation as secondary objectives. Each of PAXS, PDI and PDO seek current income as a primary objective and capital appreciation as a secondary objective. PDX’s primary investment objective is to seek current income, with capital appreciation as a secondary objective. PGP’s investment objective is to seek total return comprised of current income, current gains and long-term capital appreciation. PHK’s primary investment objective is to seek high current income, with capital appreciation as a secondary objective. Each of PFL’s and PFN’s primary investment objective is to seek high current income, consistent with the preservation of capital. RCS’s primary investment objective is to generate a level of income that is higher than that generated by high quality, intermediate-term U.S. debt securities. RCS also seeks capital appreciation to the extent consistent with its primary investment objective. PCQ seeks to provide current income exempt from federal and California income tax. PML seeks current income exempt from federal income tax. PNI seeks to provide current income exempt from federal, New York State and New York City income tax.

Each of PFLEX, PMFLX, EMFLX and CAFLX was organized as a Massachusetts business trust. REFLX was organized as a Delaware statutory trust. Each Interval Fund is a closed-end management investment company registered under the 1940 Act and operates as an “interval fund” pursuant to

Rule 23c-3 under the 1940 Act. Each of PFLEX, PMFLX, EMFLX and CAFLX intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. REFLX has elected to be taxed as a real estate investment trust under the Code. The investment objective of each of PFLEX and EMFLX is to seek to provide attractive risk-adjusted returns and current income. The investment objective of PMFLX is to seek to provide high current income exempt from federal income tax, with capital appreciation as a secondary objective. The investment objective of REFLX is to seek to provide current income with a secondary objective of long-term capital appreciation. The investment objective of CAFLX is to seek to provide high current income exempt from federal and California income tax with capital appreciation as a secondary objective.

Each Fund’s (other than REFLX’s) principal place of business is 1633 Broadway, New York, New York 10019. REFLX’s principal place of business is 650 Newport Center Drive, Newport Beach, California 92660.

Each Fund (other than REFLX) has a seven member board (the “Fund Board”), of which five members are not “interested” persons of the Funds within the meaning of Section 2(a)(19) of the 1940 Act.9 REFLX has a five member board (the “REFLX Board”), of which four members are not “interested” persons of the Funds within the meaning of Section 2(a)(19) of the 1940 Act.

B.	The BDC

The BDC is a closed-end, non-diversified investment company incorporated in Delaware that has elected to be regulated as a business development company under the 1940 Act. The BDC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. The BDC’s investment objectives are to generate current income and to a lesser extent longer-term capital appreciation. The BDC seeks to achieve its investment objectives by investing primarily in privately negotiated loans and equity investments to middle market companies generally with annual revenues greater than $20 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of less than $50 million.

The BDC’s principal place of business is 650 Newport Center Drive, Newport Beach, California 92660.

9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

The BDC has a five member board (the “BDC Board” and, together with the Fund Board and the REFLX Board, the “Board”), of which four members are not “interested” persons of the BDC within the meaning of Section 2(a)(19) of the 1940 Act.

C.	PALCO

PALCO is a lending platform that primarily intends to fund, finance and structure loans and other instruments that are collateralized by, or payable from a stream of payments generated by, a specified pool of real assets, financial assets, insurance assets or other assets. PALCO intends to conduct its operations so that it does not fall within, or is excluded from, the definition of an “investment company” under the 1940 Act.

PALCO’s principal place of business is 650 Newport Center Drive, Newport Beach, California 92660.

PALCO is expected to have a six member board, three of whom are expected to be independent directors, as such term is defined in Section 303A.02 of the New York Stock Exchange Listed Company Manual.

D.	The Existing Affiliated Funds

Each Existing Affiliated Fund is an investment fund each of whose investment adviser is PIMCO and each of which would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A list of the Existing Affiliated Funds is included in Schedule A hereto.10

E.	Distributor

The Distributor, a limited liability company formed under the laws of the State of Delaware, is a wholly owned subsidiary of PIMCO through which PIMCO conducts U.S.-based marketing and fundraising activities. The Distributor acts as a private placement agent with respect to the offer and sale of interests in privately offered funds.

The Distributor is registered as a broker-dealer with the Commission and is a member of the Financial Industry Regulatory Authority. It is also registered as a broker-dealer in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Virgin Islands.

F.	PIMCO

PIMCO serves as the investment adviser of the Funds, the BDC, PALCO and the Existing Affiliated Funds, respectively, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. PIMCO is a Delaware limited liability company and is a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended.

Under the terms of an investment advisory agreement with the Funds, the BDC and the Existing Affiliated Funds, respectively, PIMCO, among other things, manages the investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Funds’, the BDC’s or Existing Affiliated Funds’, as applicable, officers and Board regularly.

10 In the future, an Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

Under the terms of an operating agreement with PALCO, PIMCO, among other things, manages PALCO on a day-to-day basis and provides management, administrative and advisory services.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

11 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Each of the Regulated Funds and Affiliated Entities may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Adviser is the investment adviser to, and may be deemed to control, the Affiliated Entities; (ii) PIMCO is the investment adviser to, and may be deemed to control, the Regulated Funds; and (iii) the Advisers to Affiliated Entities and the Advisers to Regulated Funds are either the same or are under common control. Accordingly, with respect to PIMCO and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with PIMCO and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.     Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.     Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund

12 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

13 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

14 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.     Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4.     No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.     Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.     Dispositions:

(a)   Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata

15 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

16 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

17 The Affiliated Entities may adopt shared Co-Investment Policies.

18 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)   Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.     Board Oversight

(a)   Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)   Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)   At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)   Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)   The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.     Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

19 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9.     In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are

21 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order), New Mountain Capital, L.L.C., et al. (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order), Aether Infrastructure & Natural Resources Fund, et al. (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC- 35585 (May 13, 2025) (order), MidCap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order), PGIM, Inc., et al. (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order), Jefferies Finance LLC, et al. (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No.IC-35596 (May 20, 2025) (order), Goldman Sachs BDC, Inc., et al. (File No. 15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order), Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order), Ares Capital Corporation, et al. (File No. 15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order), Franklin Lexington Private Markets Fund, et al. (File No. 15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. 35614 (May 28, 2025) (order), AGTB Fund Manager, LLC, et al. (File No. 812015758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order).

designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Sung-Hee Suh, Esq. c/o Pacific Investment Management Company LLC 650 Newport Center Drive Newport Beach, California 92660 Telephone: (949) 720-6134	Ryan G. Leshaw, Esq. c/o Pacific Investment Management Company LLC 650 Newport Center Drive Newport Beach, California 92660 Telephone: (949) 720-6980

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

david.sullivan@ropesgray.com

michael.doherty@ropesgray.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below at Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of November, 2025.

PCM FUND, INC.

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO CORPORATE & INCOME OPPORTUNITY FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO CORPORATE & INCOME STRATEGY FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO DYNAMIC INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO DYNAMIC INCOME OPPORTUNITIES FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO DYNAMIC INCOME STRATEGY FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO GLOBAL STOCKSPLUS® & INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO HIGH INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO INCOME STRATEGY FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO INCOME STRATEGY FUND II

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO STRATEGIC INCOME FUND, INC.

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO ACCESS INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO MUNICIPAL INCOME FUND II

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO NEW YORK MUNICIPAL INCOME FUND II

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO FLEXIBLE CREDIT INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

PIMCO CAPITAL SOLUTIONS BDC CORP.

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

LVS IV HOLDING LP
By: PIMCO GP XLI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

LVS IV HOLDING SP LP
By: LVS IV GP LLC, its general partner
By: LVS IV Holding LP, its managing member
By: PIMCO GP XLI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

OC III HOLDING LP
By: PIMCO GP XXX, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO ABSOLUTE RETURN STRATEGY 3D OFFSHORE FUND LTD.

By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO ABSOLUTE RETURN STRATEGY 3E MASTER FUND LDC

By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO ABSOLUTE RETURN STRATEGY V MASTER FUND LDC

By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO REAL ESTATE OPPORTUNITIES FUND, L.P.
By: PIMCO GP XLV, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO BRAVO FUND III, L.P.
By: PIMCO GP XVII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO BRAVO FUND IV, L.P.
By: PIMCO GP XLI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO COMMERCIAL REAL ESTATE DEBT FUND II, L.P.
By: PIMCO GP XLIX, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO CORPORATE OPPORTUNITIES FUND III, L.P.
By: PIMCO GP XXX, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO GLOBAL CROSS-ASSET OPPORTUNITIES MASTER FUND LDC

By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO PRIVATE INCOME FUND LP
By: PIF CE Ltd, its general partner

By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO RESIDENTIAL OPPORTUNITIES FUND, L.P.
By: PIMCO GP XXXV, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO TACTICAL OPPORTUNITIES MASTER FUND LTD.

By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO ABSOLUTE RETURN STRATEGY IV MASTER FUND LDC

By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO ABSOLUTE RETURN STRATEGY IV IDF LLC
By: Pacific Investment Management Company LLC, its manager

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

INTERTRUST FUND SERVICES (CAYMAN) LIMITED, IN ITS CAPACITY AS TRUSTEE OF PIMCO ABSOLUTE RETURN STRATEGY IV EFUND, A SUB-TRUST OF PIMCO OFFSHORE FUNDS

By: /s/ Sheena Thompson
Name: Sheena Thompson
Title: Authorised Signatory

By: /s/ Francine Jennings
Name: Francine Jennings
Title: Authorised Signatory

PIMCO HORSESHOE FUND, LP
By: PIMCO GP XIV, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO COMMERCIAL REAL ESTATE DEBT FUND, L.P.
By: PIMCO GP XXVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

LVS III HOLDING LP
By: PIMCO GP XVII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO RED STICK FUND, L.P.
By: PIMCO GP XXVIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO DISTRESSED SENIOR CREDIT OPPORTUNITIES FUND II, L.P.
By: PIMCO GP X, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PHFS RESIDENTIAL OPPORTUNITIES OFFSHORE FUND, L.P.
By: PIMCO GP XXXVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO MORTGAGE INVESTMENT TRUST, INC.

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: President

PIMCO PRIVATE DIVERSIFIED LENDING FUND PRIVATE SLEEVE LP
By: PIMCO GP LI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO DISCO CONTINGENT CAPITAL FUND SERIES II LP
By: PIMCO GP LIV – Series I, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

DCCF SPV 1 SERIES 1 LP
By: DCCF GP I Series 1 LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

DCCF SPV 1 CAYMAN SERIES 1 LTD
By: Pacific Investment Management Company LLC, its Director
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO SPECIALTY FINANCE INCOME FUND, L.P.
By: PIMCO GP LVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
SFI OFFSHORE 1 LTD
By: Pacific Investment Management Company LLC, its Director
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO Elysian Park Fund, L.P.
By: PIMCO GP LIX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PDLF-PS OFFSHORE I LTD
By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PAF LUX SCA, SICAV- RAIF
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO EUROPEAN DATA CENTRE OPPORTUNITY FUND, SCSP
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO COMMERCIAL REAL ESTATE LENDING EUROPE FUND SCSP
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO CORPORATE OPPORTUNITIES FUND IV LUX, SCSP
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO CORPORATE OPPORTUNITIES FUND IV, L.P.
By: PIMCO GP LIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO ARCULUS MASTER FUND, L.P.
By: PIMCO GP LXIX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
DCSV S.C.A., on behalf of DCSV NORDIC REAL ESTATE DEBT CAPITAL - COMPARTMENT
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
REAL ESTATE CREDIT SOLUTIONS FUND LP
By: Real Estate Credit Solutions Fund GP, Ltd., its general partner
By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director

PIMCO MULTI-ASSET CREDIT MASTER FUND LP
By: PIMCO GP LXXV, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO TDF, LP
By: PIMCO GP LXII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO PRIVATE INCOME FUND CORE MASTER FUND, L.P.
By: PIMCO GP LXVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO TRENDS MANAGED FUTURES INSTITUTIONAL MASTER FUND, L.P.
By: PIMCO GP LXVII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

INTERTRUST FUND SERVICES (CAYMAN) LIMITED, IN ITS CAPACITY AS TRUSTEE OF PIMCO REAL ESTATE SPECIAL SITUATIONS TRUST
By: /s/ Sheena Thompson
Name: Sheena Thompson
Title: Authorised Signatory
By: /s/ Francine Jennings
Name: Francine Jennings
Title Authorised Signatory
PTACS - AFFORDABLE HOUSING FUND I, L.P.
By: PIMCO GP LXIV, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO AVIATION INCOME PARTNERS II, L.P.
By: PIMCO GP LXIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO CAPITAL SOLUTIONS CE, L.P.
By: PIMCO GP LXXVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO PRIVATE CORPORATE LENDING FUND, SCSP
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO BRERA FUND, L.P.
By: PIMCO GP LXXIV, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO FIRECREST OPPORTUNITIES FUND, LP
By: PIMCO GP LXXII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO ASSET BASED FINANCE INVESTMENT, L.P.
By: PIMCO GP LXXI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

CN INVESTMENT FUND 1983 LP
By: PIMCO GP LXXVII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO EMD ALPHA FUND LP
By: PIMCO GP LXXIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
CO LOAN COMPANY LLC
By: PIMCO GP LIII, LLC, its manager
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
SPECFIN LOAN COMPANY LLC
By: PIMCO GP LVI, LLC, its manager
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO EMPLOYEE BALBOA BAY FUND L.P.
By: PIMCO GP XL, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO AVIATION CO-INVEST VEHICLE, L.P.
By: PIMCO GP XLIV, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
DAMSON CO-INVEST, L.P.
By: Damson Co-Invest GP, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
MILAN CO-INVEST, L.P.
By: PIMCO GP LXXVIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO CREDIT S.C.A. SICAV – DIVERSIFIED PRIVATE CREDIT
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO BLUE POINT FUND, LP
By: PIMCO GP LXVIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO PRIVATE CORPORATE LENDING MASTER FUND, L.P.
By: PIMCO GP LIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO SPECIALTY FINANCE INCOME FUND CE, L.P.
By: PIMCO Specialty Finance Income CE GP, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

MARKET GARDEN AGGREGATOR I, L.P.
By: PIMCO GP LXX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
MARKET GARDEN AGGREGATOR II LP
By: PIMCO GP LXX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
MADAKET HOLDCO LP
By: Madaket Holdco GP, LLC, its general partner
By: PIMCO Formations LLC, its member
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO BRAVO FUND IV LUX SCSp
By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

ALLIANZ PCREL US DEBT S.A.
By: /s/ Lars Daniel Junkermann
Name: Lars Daniel Junkermann
Title: Director
AZ DEBT INVESTMENT FUND PIMCO COMMERCIAL REAL ESTATE LENDING FUND
By: Allianz Debt Investments S.à r.l., its general partner
By: /s/ Lars Daniel Junkermann
Name: Lars Daniel Junkermann
Title: Director

PIMCO PRIVATE MORTGAGE OPPORTUNITIES FEEDER ONSHORE, L.P.
By: PIMCO GP XXXIV, LLC, as co-general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
By: PALCO LVS 7 LP, as co-general partner
By: PALCO LVS 7 GP LLC, its general partner
By: PIMCO Asset-Based Lending Company LLC – Series I, its member
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Principal Executive Officer
By: PIMCO Asset-Based Lending Company LLC – Series II, its member
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Principal Executive Officer
PIMCO PRIVATE MORTGAGE OPPORTUNITIES FEEDER OFFSHORE, L.P.
By: PIMCO GP XXXIV, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PCH FUND LP
By: PCH Fund GP Ltd., its general partner
By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director
PIMCO COMMODITY ALPHA MASTER FUND LTD.
By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director
PIMCO PRIVATE DIVERSIFIED LENDING FUND LTD
By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director
PIMCO EUROPEAN DATA CENTRE OPPORTUNITY FUND CO-INVESTMENT VEHICLE, SCSp By: Pacific Investment Management Company LLC, acting in its capacity as delegated investment manager By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PMIT OPERATING LP
By: PIMCO Mortgage Investment Trust, Inc., its general partner
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: President
PIMCO FIXED INCOME DIVERSIFIED ALPHA FUND LP
By: PIMCO GP LXXIX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO FOUR LEAF LP
By: PIMCO GP LXXX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PHFS SERIES SPC - PIMCO VOLATILITY ABSOLUTE RETURN FUND SP
By: Pacific Investment Management Company LLC, as investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO ASSET-BASED LENDING COMPANY LLC
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Principal Executive Officer
PIMCO INVESTMENTS LLC
By: /s/ Y. Zvi Dubitzky
Name: Y. Zvi Dubitzky
Title: Chief Compliance Officer and Chief Legal Officer
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO ERAWAN FUND, L.P.
By: PIMCO ERAWAN GP, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO COMMERCIAL REAL ESTATE DEBT FUND III, L.P.
By: PCRED III GP, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
BRONCO INVESTMENT VEHICLE, L.P.
By: BRONCO INVESTMENT GP, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PICO FUND LP
By: PICO Fund GP LTD., its general partner
By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director
PIMCO MULTI-SECTOR CREDIT FUND LTD.
By: /s/ Michelle Wilson-Clarke
Name: Michelle Wilson-Clarke
Title: Director
PIMCO CLO OPPORTUNITIES FUND II, L.P.,
By: PIMCO GP LX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PHFS SERIES SPC – PHFS XII SP
By: Pacific Investment Management Company LLC, its investment manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director
PIMCO PRICKLY PEAR FUND, LP
By: PIMCO GP LXXXI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

SCHEDULE A

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are advised by Advisers to Affiliated Funds:

Verification Group A

1. PIMCO BRAVO Fund III, L.P.

a.	LVS III Holding LP

2. PIMCO BRAVO Fund IV, L.P.

a.	LVS IV Holding SP LP
b.	LVS IV Holding LP

3. PIMCO Real Estate Opportunities Fund, L.P.

4. PIMCO Commercial Real Estate Debt Fund, L.P.

5. PIMCO Commercial Real Estate Debt Fund II, L.P.

6. PIMCO Corporate Opportunities Fund III, L.P.

a.	OC III Holding LP

7. PIMCO Corporate Opportunities Fund IV, L.P.

8. PIMCO Horseshoe Fund, LP

9. PIMCO Red Stick Fund, L.P.

10. PIMCO Distressed Senior Credit Opportunities Fund II, L.P.

11. PIMCO Residential Opportunities Fund, L.P.

12. PHFS Residential Opportunities Offshore Fund, L.P.

13. PIMCO Absolute Return Strategy IV IDF LLC

14. PIMCO Private Diversified Lending Fund Private Sleeve LP

15. PIMCO DISCO Contingent Capital Fund Series II LP

16. DCCF SPV 1 Series 1 LP

17. DCCF SPV 1 Cayman Series 1 Ltd

18. PIMCO Specialty Finance Income Fund, L.P.

19. SFI Offshore 1 Ltd

20. PIMCO Elysian Park Fund, L.P.

21. PIMCO Arculus Master Fund, L.P.

22. PIMCO Multi-Asset Credit Master Fund LP

23. PIMCO TDF, LP

24. PIMCO Private Income Fund Core Master Fund, L.P.

25. PIMCO TRENDS Managed Futures Institutional Master Fund, L.P.

26. PTACS - Affordable Housing Fund I, L.P.

27. PIMCO Capital Solutions CE, L.P.

28. PIMCO Brera Fund, L.P.

29. PIMCO Firecrest Opportunities Fund, LP

30. PIMCO Asset Based Finance Investment, L.P.

31. CN Investment Fund 1983 LP

32. PIMCO EMD Alpha Fund LP

33. CO Loan Company LLC

34. SpecFin Loan Company LLC

35. PIMCO Employee Balboa Bay Fund L.P.

36. PIMCO Aviation Co-Invest Vehicle, L.P.

37. Damson Co-Invest, L.P.

38. Milan Co-Invest, L.P.

39. PIMCO Private Corporate Lending Master Fund, L.P.

40. PIMCO Specialty Finance Income Fund CE, L.P.

41. Market Garden Aggregator I, L.P.

42. Madaket Holdco LP

43. PIMCO Private Mortgage Opportunities Feeder Offshore, L.P.

44. PIMCO Blue Point Fund, LP

45. PIMCO Private Mortgage Opportunities Feeder Onshore, L.P.

46. PIMCO Fixed Income Diversified Alpha Fund LP

47. PIMCO Four Leaf LP

48. PHFS Series SPC - PIMCO Volatility Absolute Return Fund SP

49. PIMCO Aviation Income Partners II, L.P.

50. Market Garden Aggregator II LP

51. PIMCO CLO Opportunities Fund II, L.P.

52. PIMCO Prickly Pear Fund, LP

53. PAF Lux SCA, SICAV – RAIF

54. PIMCO European Data Centre Opportunity Fund, SCSp

55. PIMCO Corporate Opportunities Fund IV Lux, SCSp

56. PIMCO Commercial Real Estate Lending Europe Fund SCSp

57. DCSV Nordic Real Estate Debt Capital – Compartment

58. PIMCO Credit S.C.A. SICAV – Diversified Private Credit

59. PIMCO European Data Centre Opportunity Fund Co-Investment Vehicle, SCSp

60. PIMCO Bravo Fund IV LUX SCSp

61. PIMCO Erawan, L.P.

62. PIMCO Private Corporate Lending Fund, SCSp

63. PIMCO Commercial Real Estate Debt Fund III, L.P.

64. Bronco Investment Vehicle, L.P.

65. PHFS SERIES SPC – PHFS XII SP

Verification Group B

66. PIMCO Private Income Fund LP

67. PIMCO Tactical Opportunities Master Fund Ltd.

68. PIMCO Global Cross-asset Opportunities Master Fund LDC

69. PIMCO Absolute Return Strategy 3D Offshore Fund Ltd

70. PIMCO Absolute Return Strategy 3E Master Fund LDC

71. PIMCO Absolute Return Strategy IV Master Fund LDC

72. PIMCO Absolute Return Strategy V Master Fund LDC

73. PDLF-PS Offshore I Ltd

74. Real Estate Credit Solutions Fund LP

75. PCH Fund LP

76. PIMCO Commodity Alpha Master Fund Ltd.

77. PIMCO Private Diversified Lending Fund Ltd

78. PICO Fund LP

79. PIMCO Multi-Sector Credit Fund Ltd.

Verification Group C

80. PIMCO Absolute Return Strategy IV eFund

81. PIMCO Real Estate Special Situations Trust

Verification Group D

82. PIMCO Mortgage Investment Trust, Inc.

83. PMIT Operating LP

Verification Group E

84. Allianz PCREL US Debt S.A.

85. AZ Debt Investment Fund PIMCO Commercial Real Estate Lending Fund

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of each of PCM Fund, Inc., PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Dynamic Income Fund, PIMCO Dynamic Income Opportunities Fund, PIMCO Dynamic Income Strategy Fund, PIMCO Global StocksPLUS® & Income Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PIMCO Strategic Income Fund, Inc., PIMCO Access Income Fund, PIMCO California Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO New York Municipal Income Fund II, PIMCO Flexible Credit Income Fund, PIMCO Flexible Municipal Income Fund, PIMCO Flexible Emerging Markets Income Fund, PIMCO Flexible Real Estate Income Fund, PIMCO California Flexible Municipal Income Fund and PIMCO Capital Solutions BDC Corp., that he is the Chief Legal Officer and Secretary of each such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PCM FUND, INC.

PIMCO CORPORATE & INCOME OPPORTUNITY FUND

PIMCO CORPORATE & INCOME STRATEGY FUND

PIMCO DYNAMIC INCOME FUND

PIMCO DYNAMIC INCOME OPPORTUNITIES FUND

PIMCO DYNAMIC INCOME STRATEGY FUND

PIMCO GLOBAL STOCKSPLUS® & INCOME FUND

PIMCO HIGH INCOME FUND

PIMCO INCOME STRATEGY FUND

PIMCO INCOME STRATEGY FUND II

PIMCO STRATEGIC INCOME FUND, INC.

PIMCO ACCESS INCOME FUND

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

PIMCO MUNICIPAL INCOME FUND II

PIMCO NEW YORK MUNICIPAL INCOME FUND II

PIMCO FLEXIBLE CREDIT INCOME FUND

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

PIMCO CAPITAL SOLUTIONS BDC CORP.

By:	/s/ Ryan Leshaw
Name:	Ryan Leshaw
Title:	Chief Legal Officer and Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Pacific Investment Management Company LLC, that he is the Managing Director of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PIMCO Investments LLC, that he is the Chief Compliance Officer and Chief Legal Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO INVESTMENTS LLC
By:	/s/ Y. Zvi Dubitzky
Name:	Y. Zvi Dubitzky
Title:	Chief Compliance Officer and Chief Legal Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf each of the funds listed in Verification Group A on Schedule A, that he is the Managing Director of such funds, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf each of the funds listed in Verification Group B on Schedule A, that she is the Director of such funds, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

VERIFICATION

The undersigned states that they have duly executed the foregoing Application for and on behalf of the funds listed in Verification Group C on Schedule A, that they are the Authorized Signatories of such funds, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

By:	/s/ Sheena Thompson
Name:	Sheena Thompson
Title:	Authorised Signatory

By:	/s/ Francine Jennings
Name:	Francine Jennings
Title:	Authorised Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of the entities listed in Verification Group D on Schedule A, that he is the President of such entities, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of each of the funds listed in Verification Group E on Schedule A, that he is the Managing Director of such funds, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Lars Daniel Junkermann
Name:	Lars Daniel Junkermann
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PIMCO Asset-Based Lending Company LLC, that he is the Principal Executive Officer of such entity, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO Asset-Based Lending Company LLC
By: /s/ Jason Mandinach
Name: Jason Mandinach
Title: Principal Executive Officer

EXHIBIT A

Resolutions of PCM Fund, Inc., PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Dynamic Income Fund, PIMCO Dynamic Income Opportunities Fund, PIMCO Dynamic Income Strategy Fund, PIMCO Global StocksPLUS® & Income Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PIMCO Strategic Income Fund, Inc., PIMCO Access Income Fund, PIMCO California Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO New York Municipal Income Fund II, PIMCO Flexible Credit Income Fund, PIMCO Flexible Municipal Income Fund, PIMCO Flexible Emerging Markets Income Fund and PIMCO California Flexible Municipal Income Fund.

Approval of Filing Section 17(d) Application for Co-Investment Relief

VOTED:

That, if PIMCO deems it advisable and in the best interests of each Fund, the officers of each Fund are hereby authorized to prepare, execute and cause to be filed with the U.S. Securities and Exchange Commission an Application for an Order of Exemption, a template of which is included in the Meeting Materials, with such changes as the officer or officers so acting may deem necessary or desirable, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act.

VOTED:

That the officers of each of the Funds are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Resolutions of PIMCO Flexible Real Estate Income Fund and PIMCO Corporate Solutions BDC Corp.

Consideration of Proposed Joint Transaction Exemptive Relief

VOTED:

That the Boards hereby authorize the officers of the Funds to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder, to permit the Funds to engage in certain joint transactions as described in the Exemptive Application otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder; and further

VOTED:

That the officers of each Fund be, and they hereby are, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the applicable Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the applicable Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document, in the name and on behalf of the applicable Fund, to be conclusive evidence that the same has been authorized by this resolution.